

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Revised Date:	26-Aug-11
Payment Date:	15-Oct-03
Prior Payment:	15-Apr-03
Next Payment:	17-Nov-03
Record Date:	01-Oct-03

Administrator:

Chris Nuxoll 312.904.1023
christopher.nuxoll@bankofamerica.com

Reporting Package Table of Contents

Closing Date:	6-Jan-03
First Payment Date:	15-Apr-03
Rated Final Payment: Date:	15-Apr-38

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net



Structured Asset Trust Unit Repackagings (SATURNS)

Goodrich Corp. Debenture Backed

Series 2002-15

Revised Date:	26-Aug-11
Payment Date:	15-Oct-03
Prior Payment:	15-Apr-03
Next Payment:	17-Nov-03
Record Date:	01-Oct-03

WAC: 41.837937%
WAMM: 414

Grantor Trust

Class CUSIP	Original Face Value (1) Factor per $ 1000	Opening Balance Factor per $ 1000	Principal Payment Factor per $ 1000	Principal Adj. or Loss Factor per $ 1000	Negative Amortization Factor per $ 1000	Closing Balance Factor per $ 1000	Interest Payment (2) Factor per $ 1000	Interest Adjustment Factor per $ 1000	Pass-Through Rate Next Rate(3)
UNIT 80410V206	25,015,600.00	25,015,600.00 1000.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	25,015,600.00 1000.000000000	1,000,624.00 40.000000000	0.00 0.000000000	8.0000000000% Fixed
Total	25,015,600.00	25,015,600.00	0.00	0.00	0.00	25,015,600.00	1,000,624.00	0.00	

Total P&I Payment	1,000,624.00

26-Aug-2011 - 10:57 (K383) © 2003 Bank of America Corporation

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	1,000,624.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	1,000,624.00

Unscheduled Interest:

Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00

Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00

Less Fees & Expenses Paid By/To Servicer

Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	1,000,624.00

Less Fees & Expenses Paid By/To Trust

Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	1,000,624.00

Principal Summary

Scheduled Principal:

Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00

Unscheduled Principal:

Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	1,000,624.00
Remittance P&I Due Certs	1,000,624.00

Pool Balance Summary

	Balance	Count
Beginning Pool	28,700,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	28,700,000.00	1

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Revised Date:	26-Aug-11
Payment Date:	15-Oct-03
Prior Payment:	15-Apr-03
Next Payment:	17-Nov-03
Record Date:	01-Oct-03

Interest Adjustments Summary

Shortfall Allocated to the Bonds:

Net Prepayment Int. Shortfalls Allocated to the Bonds	0.00
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Legal Fees	0.00
Misc. Fees & Expenses Paid by/to Servicer	0.00
Interest Paid to Servicer on Outstanding Advances	0.00
ASER Interest Advance Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Recoup of Prior Advances by Servicer	0.00
Servicing Fees Paid Servicer on Loans Not Advanced	0.00
Misc. Fees & Expenses Paid by Trust	0.00
Shortfall Due to Rate Modification	0.00
Other Interest Loss	0.00
Total Shortfall Allocated to the Bonds	**0.00**

Excess Allocated to the Bonds:

Other Interest Proceeds Due the Bonds	0.00
Prepayment Interest Excess Due the Bonds	0.00
Interest Income	0.00
Yield Maintenance Penalties Due the Bonds	0.00
Prepayment Penalties Due the Bonds	0.00
Recovered ASER Interest Due the Bonds	0.00
Recovered Interest Due the Bonds	0.00
ARD Excess Interest	0.00
Total Excess Allocated to the Bonds	**0.00**

Aggregate Interest Adjustment Allocated to the Bonds

Total Excess Allocated to the Bonds	0.00
Less Total Shortfall Allocated to the Bonds	0.00
Total Interest Adjustment to the Bonds	**0.00**

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Revised Date:	26-Aug-11
Payment Date:	15-Oct-03
Prior Payment:	15-Apr-03
Next Payment:	17-Nov-03
Record Date:	01-Oct-03

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
UNIT	30/360	180	8.0000000000%	1,000,624.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,000,624.00	1,000,624.00	0.00	0.00	NA	NA
				1,000,624.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,000,624.00	1,000,624.00	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Revised Date:	26-Aug-11
Payment Date:	15-Oct-03
Prior Payment:	15-Apr-03
Next Payment:	17-Nov-03
Record Date:	01-Oct-03

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Series 2002-15	0.00	0.0000%

Underlying Information

Name	Goodrich Corp.
Cusip	382388AL0
Balance	$28,700,000.00
Current Rate	7.000%
Next Rate	7.000%
Amount Received	$1,004,500.00
Ratings Moody/S&P/Fitch	Baa3/BBB-/BBB

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Revised Date:	26-Aug-11
Payment Date:	15-Oct-03
Prior Payment:	15-Apr-03
Next Payment:	17-Nov-03
Record Date:	01-Oct-03

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Rating Information

Class	CUSIP	Original Ratings			Current Ratings/As of Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
UNIT	80410V206		Baa3	BBB		Baa3 1/6/03	BBB- 7/21/03

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.



Structured Asset Trust Unit Repackagings (SATURNS)
Goodrich Corp. Debenture Backed
Series 2002-15

Revised Date:	26-Aug-11
Payment Date:	15-Oct-03
Prior Payment:	15-Apr-03
Next Payment:	17-Nov-03
Record Date:	01-Oct-03

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Revised Date:	26-Aug-11
Payment Date:	15-Oct-03
Prior Payment:	15-Apr-03
Next Payment:	17-Nov-03
Record Date:	01-Oct-03

Disclaimer

On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.